Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of Daniel Diez’s interview with NEXT with John Koetsier, in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

00:00:00 Daniel Diez

What holds back large-scale deployments of humanoid robots is their inability to work outside of safety parameters or safety cages.

00:00:07 Daniel Diez

And we’re very happy with our plans to deploy the world’s first what’s called cooperatively safe robot, a robot capable of working in close proximity with people and ensuring their safety at the same time.

00:00:19 John Koetsier

Hello and welcome to Humanoid Daily Long Form.

00:00:22 John Koetsier

I’m John Koetsier here for Humanoid MegaHub.

00:00:25 John Koetsier

Talking about agility robotics today, it’s been one of the pioneers in putting humanoid robots to actual paid work.

00:00:31 John Koetsier

And now agility is preparing the next big step, getting Digit, their robot, out from behind the safety barriers and working right alongside humans safely.

00:00:43 John Koetsier

Today.

00:00:43 John Koetsier

We’re chatting with Agility’s Chief Business Officer, Daniel Diaz, about the upcoming Digit V5.

00:00:49 John Koetsier

That’s super exciting.

00:00:51 John Koetsier

20 hour workdays for robots, not humans, autonomous tool changing, new industries for humanoid robots, and what changes as Agility is becoming a public company.

00:01:03 John Koetsier

Enjoy.

00:01:05 John Koetsier

Daniel, super pumped to have you.

00:01:07 John Koetsier

It’s been a while since I’ve chatted with Peggy at Agility.

00:01:11 John Koetsier

And that was a great conversation.

00:01:13 John Koetsier

You guys were the first to have a robot doing paid work in the space.

00:01:18 John Koetsier

And that could be a global first.

00:01:20 John Koetsier

I haven’t heard of anybody contradicting that at least.

00:01:23 John Koetsier

And now of course, you’re entering a new phase of the company.

00:01:25 John Koetsier

How are things going?

00:01:27 Daniel Diez

Well, thanks for having me, John.

00:01:29 Daniel Diez

Things are going very well.

00:01:30 Daniel Diez

I think we’re very excited about the transaction and about working toward getting it to a close.

00:01:36 Daniel Diez

But we’re really excited about what our robots are doing and to see how we’ve progressed as a company over the last two years and to continue to be the leader, one of the leaders, if not the leader, in deploying this technology commercially.

00:01:50 John Koetsier

It’s not easy to be a leader in this space.

00:01:52 John Koetsier

I’m tracking like 400 different humanoid robotics companies.

00:01:56 John Koetsier

Each is working on something a little different.

00:01:58 John Koetsier

Each has a different focus.

00:01:59 John Koetsier

Many have raised huge sums of money, billions of dollars.

00:02:03 John Koetsier

There’s geopolitics involved and a lot of companies in China, some emerging in Europe, a lot going on in the US as well.

00:02:12 John Koetsier

Do you look around at what’s going on with competitors?

00:02:15 John Koetsier

Do you try and keep heads down, focus on what you’re doing or some mix?

00:02:19 Daniel Diez

Some mix.

00:02:20 Daniel Diez

I think we pay attention to those who we think are worth paying attention to.

00:02:24 Daniel Diez

And there’s a lot of them, by the way.

00:02:25 Daniel Diez

So there’s a lot of people with great ideas, hopefully good intentions.

00:02:31 Daniel Diez

And we definitely pay attention to all of them, but there are a lot of things where we’re simply focused on agility and doing what we’ve done so well for a number of years, which is build great robots, give them a purpose that delivers ROI to the customer, and really focus on making sure these robots are safe and safe enough to escape these safety cages that all humanoid robots have to operate in right now.

00:02:52 Daniel Diez

I think it’s probably the biggest misconception that what’s holding back these robots are skills or AI or batteries.

00:02:58 Daniel Diez

But the truth of the matter is what holds back large scale deployments of humanoid robots is their inability to work outside of safety parameters or safety cages.

00:03:06 Daniel Diez

And that is a problem that agility has been focused on for quite some time.

00:03:12 Daniel Diez

And we’re very happy with our plans to deploy the world’s first, what’s called cooperatively safe robot, a robot capable of working in close proximity with people and ensuring their safety at the same time.

00:03:23 John Koetsier

Love it, timeline on that.

00:03:26 Daniel Diez

Those robots are due to be deployed in December of 2026 for early customers.

00:03:34 Daniel Diez

And so the sort of mass scaling of those robots will come slightly after, after we verify that all those systems are working in operation.

00:03:43 Daniel Diez

I think that’s the big part of agility that folks who understand us really gravitate toward is that we don’t simply deploy technology that is too early.

00:03:52 Daniel Diez

or for the sake of a great demo, we really verify that these robots can do great work and they can do it safely and deliver ROI.

00:03:59 Daniel Diez

And so we’ll do nothing different with that v5 platform.

00:04:01 Daniel Diez

We’ll deploy them with early customers.

00:04:03 Daniel Diez

We’ll gain operational data both on the skills that the robot has, the use cases that it’s deploying, but most importantly, and the safety systems that’ll be on board to ensure that they’re going to do exactly what we’ve designed them to do.

00:04:17 John Koetsier

I think that’s a huge step.

00:04:19 John Koetsier

Being able to have humanoid robots in a factory or logistics setting, and they’re walking around, they’re in the wild, they’re moving around people, they’re cooperating with people, doing a piece of the task, a person’s doing another piece of the task, a person is handing off something to a robot.

00:04:34 John Koetsier

I think that’s where we can start seeing some multiples of human capability that you still need in certain areas and get the robot to do certain things that the robot can do better.

00:04:46 John Koetsier

So I’m excited to hear that and I’m excited to hear that.

00:04:49 John Koetsier

That’s starting in 2026.

00:04:51 John Koetsier

That’s huge.

00:04:51 John Koetsier

There’s all kinds of safety regulations, of course, in places and standards that are being worked on for this sort of thing.

00:04:59 John Koetsier

So it’ll be interesting to see how that goes.

00:05:02 John Koetsier

I want to talk a little bit about Digit and ask what your sweet spot is.

00:05:06 John Koetsier

Everybody’s robot is a little different.

00:05:08 John Koetsier

If you look at Neo from 1X, that’s clearly designed for the home.

00:05:13 John Koetsier

Others are clearly designed for industrial use, heavy industrial use.

00:05:17 John Koetsier

Others are clearly designed for logistics.

00:05:20 John Koetsier

If you look at Digit, what’s your sweet spot?

00:05:23 John Koetsier

Where do you fit in really, really well and where do you see yourself accelerating?

00:05:28 Daniel Diez

Yeah, Digit is

00:05:30 Daniel Diez

is designed to be a multi-purpose humanoid or human-like robot, right?

00:05:34 Daniel Diez

We’re not interested in mimicking the human form factor.

00:05:37 Daniel Diez

We’re interested in a robot that can work in human spaces and do useful work.

00:05:42 Daniel Diez

And so Digit looks the way it looks because we’ve designed it to do just that, work in industrial settings, lift heavy payloads, and do so in a way that doesn’t force the customer to change the workflow or the infrastructure of their facility.

00:05:55 Daniel Diez

And so that’s Digit’s sweet spot, right?

00:05:57 Daniel Diez

It’s right now,

00:05:59 Daniel Diez

Our beachhead market has been bulk material handling, moving things around factories and warehouses in highly repetitive and sort of physical tasks.

00:06:10 Daniel Diez

These are the tasks that we know and we hear are incredibly difficult to recruit for, right?

00:06:15 Daniel Diez

Dull, dirty, dangerous jobs, injury prone, high degree of absenteeism, high degree of turnover.

00:06:23 Daniel Diez

These jobs are where DIGIT excels.

00:06:25 Daniel Diez

It is only the very beginning for DIGIT.

00:06:28 Daniel Diez

I mean, we did this purposely.

00:06:29 Daniel Diez

We chose bulk material handling because there is a large market for it because of this labor gap that exists in the US and Europe.

00:06:37 Daniel Diez

We see it in Asia, especially in Korea and Japan.

00:06:40 Daniel Diez

There is a labor gap for this type of work.

00:06:42 Daniel Diez

And so we chose that beachhead market because we wanted to get out early.

00:06:45 Daniel Diez

We wanted to learn what it was to physically deploy these robots into these operational spaces.

00:06:52 Daniel Diez

What does it take to integrate them into IT security infrastructure?

00:06:55 Daniel Diez

What does the change management look like within these companies?

00:06:58 Daniel Diez

All these lessons have to be learned in order to deploy these robots successfully.

00:07:02 Daniel Diez

Not to mention, we want to inform our product roadmap.

00:07:05 Daniel Diez

And those early deployments really led us to a few key learnings that you’ll see in this next generation robot for Digit.

00:07:11 Daniel Diez

Number one, we knew.

00:07:13 Daniel Diez

Cooperative safety, the ability of the robot to work in close proximity with people, not hand things back and forth with each other, but working in close proximity with people and escaping those safety cages, critical for gaining scale.

00:07:27 Daniel Diez

Two was battery life.

00:07:28 Daniel Diez

Customers want a robot that on a single, one single robot that can work a three shift operation.

00:07:34 Daniel Diez

And so we’ve put new battery technology into this V5 robot with rapid charging capabilities.

00:07:40 Daniel Diez

And what it means is that a robot can work over 20 hours a day, one single robot.

00:07:45 Daniel Diez

So now the unit economics get really interesting when you really only one robot across three shifts of operation.

00:07:50 Daniel Diez

And the third is manipulation and the diversity of end effectors you want to be able to utilize or robot hands you want to utilize while the robot is in operation.

00:08:00 Daniel Diez

And so the team has put on an isoflange.

00:08:05 Daniel Diez

a connector at the end of the arm, really, that allows us to put on a whole host of end effectors or hands that already exist for the robot.

00:08:12 Daniel Diez

I mean, there’s been decades of development on end effectors for robots, and so we tap right into that market.

00:08:18 Daniel Diez

It also allows us to do more dexterous tasks, and that’s a big focus for the V5 robot is moving from bulk manipulation to more dexterous manipulation and manipulation of smaller objects.

00:08:29 Daniel Diez

And so think about kitting and sorting capabilities.

00:08:32 Daniel Diez

all of which we’re getting back from our early customers, knowing that beyond what we’re doing now, this is where they’d like to see the robots next.

00:08:39 Daniel Diez

And so that’s what we’re delivering in the next platform.

00:08:42 John Koetsier

And that’s why I’ve never seen Digit dancing on a stage, which is good as well.

00:08:46 Daniel Diez

You’ll never see Digit dancing on stage.

00:08:48 Daniel Diez

Truth be told, we have had a little bit of fun with Digit in the last few months.

00:08:52 Daniel Diez

We put out a few videos and mostly to show Digit’s capabilities.

00:08:55 Daniel Diez

So you’ve got some videos where Digit is leading an exercise class doing jumping jacks.

00:09:00 Daniel Diez

You’ve got a bunch of fun things that Digit’s doing, but all of them are really meant to demonstrate Digit’s strength, the payload capacity, and its dynamic stability.

00:09:08 Daniel Diez

And that’s another big part of Digit that I think most folks don’t understand is that

00:09:13 Daniel Diez

Part of Digit’s superpower is its ability to remain stable even under external pressure.

00:09:18 Daniel Diez

So we’ve done tests where we’ve literally pulled the rug from underneath Digit and it takes them a quick half step to just get its balance and keep from dropping the payload or from the robot falling and slipping itself.

00:09:29 Daniel Diez

That dynamic stability is critically important when you’re carrying, you know, expensive payloads and you want the robot to continue to operate and meet those metrics that the customers care about, right?

00:09:38 Daniel Diez

Uptime through.

00:09:40 Daniel Diez

all the reliability metrics that they want.

00:09:43 Daniel Diez

And so that’s really important to us.

00:09:45 Daniel Diez

And so I think second to safety is that dynamic stability, which by the way, is a core part of safety, but also the strength that the robot has to lift those heavy payloads.

00:09:54 Daniel Diez

And all of that, a lot of it, is due to the proprietary cycloidal actuators that are in Digits hips and knees that give it that strength, that stability, and are a big part of the underpinning of that cooperative safety platform that we have on the robot.

00:10:08 John Koetsier

I was gonna mention actuators because not every actuator can function for 20 hours a day.

00:10:14 John Koetsier

One of the core reasons why robots were dropping out of the half marathon in Beijing recently was they’re overheating.

00:10:23 John Koetsier

So you saw robots running on with ice packs on and everything like that.

00:10:26 John Koetsier

That said, in a factory setting, perhaps in the American Southwest or some Missouri or Miami, somewhere where it’s hot, they’re gonna get warm.

00:10:37 John Koetsier

And you need that to work efficiently and not overheat and boom, your workforce is toast.

00:10:43 Daniel Diez

That’s right.

00:10:44 Daniel Diez

That’s absolutely right.

00:10:45 John Koetsier

Interesting.

00:10:46 John Koetsier

End effectors, multiple end effectors, super interesting and super valuable and a way that a robot can do something that a human can’t do.

00:10:56 John Koetsier

When will they be robot changeable?

00:11:00 John Koetsier

I need different hands to do this job, I get some tasking from the warehouse system.

00:11:05 John Koetsier

and it says, by the way, get new hands before you go.

00:11:08 John Koetsier

Is that in the roadmap?

00:11:09 Daniel Diez

Absolutely.

00:11:09 Daniel Diez

In the roadmap, we have, we’ve actually done demonstrations in our lab where Digit simply just puts its hands into a holder, twists them, takes

00:11:17 Daniel Diez

them off and puts on something else.

00:11:18 Daniel Diez

And so that is absolutely on the near term robot roadmap for us.

00:11:23 John Koetsier

Very, very cool.

00:11:25 Daniel Diez

It’s interesting, like these, these robots are, they are autonomous, right?

00:11:29 Daniel Diez

And that’s a big differentiator between agility and a lot of the other competitors.

00:11:33 Daniel Diez

These robots don’t require teleoperation.

00:11:36 Daniel Diez

They don’t require a human being to intervene for their regular operation.

00:11:40 Daniel Diez

And that’s not the case for all the robots you’re seeing out there.

00:11:43 Daniel Diez

And so Digit can walk over and get to its charger and eventually in the near

00:11:47 Daniel Diez

term, it’ll be able to swap out its own end effectors and figure out like, this is the tool I need for this job and get on with it.

00:11:53 John Koetsier

Very, very cool.

00:11:55 John Koetsier

You mentioned v5.

00:11:56 John Koetsier

What can Digit do today that you’re super impressed by that you couldn’t do half a month, half a year ago?

00:12:04 Daniel Diez

What can Digit?

00:12:06 Daniel Diez

Well, the v5 platform hasn’t launched yet, and so I can’t tell you about the things that it’s doing in operation right now because it’s not in full operation yet, but I can tell you that

00:12:16 Daniel Diez

Digit V4 already built on the safety systems that are in the robot.

00:12:22 Daniel Diez

And so physically, Digit V4 has the capabilities to respond to human beings in the way that it needs to, right?

00:12:28 Daniel Diez

So this cooperative safety is an amalgamation of a few different technologies, right?

00:12:34 Daniel Diez

You need an algorithm to detect human beings using different sensor and camera technology.

00:12:39 Daniel Diez

The robot needs to be able to understand that, and that it needs to be able to react in a way that ensures human safety.

00:12:44 Daniel Diez

That goes back to what I was saying with the actuator technology and the strength and dynamic stability of the robot.

00:12:49 Daniel Diez

It already has such robust capabilities that enable us to be cooperatively safe.

00:12:54 Daniel Diez

The next level is really

00:12:56 Daniel Diez

the modeling and the AI that really is used to build out that safe human detection that allows Digit to put its full strength to use in keeping people safe.

00:13:05 Daniel Diez

So that’s a new step forward in v4 on the physical capabilities and you’ll see v5 will take that a step further.

00:13:12 John Koetsier

Interesting.

00:13:13 John Koetsier

Talk about a recent demo that you deployment that you guys have done where you’re pretty impressed and maybe a little bit about the speed.

00:13:20 John Koetsier

Obviously that’s a challenge with a lot of humanoids.

00:13:23 John Koetsier

I was recently at

00:13:25 John Koetsier

humanoid company in London, their headquarters, and they’re operating some tasks, 80% human speed, and they’re looking at going, surpassing 100% fairly soon.

00:13:35 John Koetsier

Wrote about that recently.

00:13:36 John Koetsier

And not many robots can surpass human speed.

00:13:41 John Koetsier

Whereabouts are you?

00:13:42 Daniel Diez

So I think that the interesting thing is, so like at Schaeffler, where we’re deployed right now in South Carolina, we’re more than maxing out the need of that workflow, meaning we can

00:13:54 Daniel Diez

process more parts than are necessary to meet the KPIs, right?

00:13:58 Daniel Diez

So this inside Scheffler is a giant washing machine.

00:14:00 Daniel Diez

We’re taking these greasy machine parts and putting them in there.

00:14:03 Daniel Diez

Well, Digit moves fast enough that it outpaces the washer’s ability to ingest those parts.

00:14:09 Daniel Diez

And so it depends on the use case, really.

00:14:11 Daniel Diez

So there you have one where we’re beyond the metric necessary for speed.

00:14:16 Daniel Diez

I think what you have to consider is speed is not simply how fast can I do this in one run, right?

00:14:21 Daniel Diez

It’s one thing to do something for five minutes really quickly.

00:14:25 Daniel Diez

Can the robot do it for 20 hours a day without stopping, without calling out sick, without all the interrupters that you see with a traditional workforce?

00:14:34 Daniel Diez

And so it isn’t always necessary to be faster than a human.

00:14:37 Daniel Diez

It’s can I process more work in the same time period?

00:14:42 Daniel Diez

The alternative.

00:14:42 Daniel Diez

And I’ll remind you that, you know, human parity is a great metric for us to be looking at when it comes to the speed of the robot.

00:14:49 Daniel Diez

But where agility is focused right now is on filling labor gaps where they can’t find people to do the job.

00:14:56 Daniel Diez

So we walk into areas where they’ve got labor gaps that are greatly impacting their ability to process, be efficient, meet productivity goals.

00:15:06 Daniel Diez

And so

00:15:07 Daniel Diez

Those are the challenges that we’re solving for.

00:15:10 Daniel Diez

And so it’s not a matter of, oh, is the robot fast enough?

00:15:13 Daniel Diez

It’s can this robot do the job?

00:15:15 Daniel Diez

Can it process this much material and do so in this timeframe?

00:15:19 Daniel Diez

And I think we’re finding that we’re able to deliver ROI and we do so at a price point that is less than the fully burdened cost of a human equivalent if they could even find that person.

00:15:32 John Koetsier

As you develop the ability for Digit to work cooperatively with humans, be safe in areas where humans are walking around, out of the fence, out of the cage, does that open up new jobs for Digit to do and maybe even new verticals?

00:15:47 Daniel Diez

Sure, I think, you know, right now, Digit is cordoned off, like any humanoid robot would have to be, or with these safety cages behind them.

00:15:54 Daniel Diez

And so you find Digit separated from normal workflows, and that’s really not conducive to a multipurpose humanoid robot.

00:16:02 Daniel Diez

Opening up the safety cages, basically, removing them, allows people to be able to walk by certain areas and the robots to be integrated more holistically into a working factory or a working warehouse.

00:16:14 Daniel Diez

That’s critical to putting Digit in places where it couldn’t operate before.

00:16:18 Daniel Diez

And so absolutely it opens up new opportunities for Digit to be deployed simply because it’s less disruptive to deploy the robot because of that safety being gone.

00:16:28 John Koetsier

Yeah, certainly in the places you’re going right now, they don’t have to create a special area.

00:16:31 John Koetsier

They don’t have to coordinate off.

00:16:32 John Koetsier

It can just come in and do its job.

00:16:35 John Koetsier

New verticals as well.

00:16:37 Daniel Diez

I think so.

00:16:37 Daniel Diez

I mean, we’re right now really focused on a few core verticals, right?

00:16:41 Daniel Diez

And so we’re in the manufacturing vertical, specifically in automotive.

00:16:46 Daniel Diez

We’re seeing warehousing logistics operations, specifically in support of e-commerce or e-commerce fulfillment.

00:16:52 Daniel Diez

We’re getting a lot of inbound from retail and from pharmaceutical.

00:16:57 Daniel Diez

And so this removing of the safety barriers, I can tell you, having led commercial for agility for some time, it will absolutely open up

00:17:06 Daniel Diez

use cases and it’ll absolutely open up verticals where the spaces are just simply too tight to accommodate a safety cage.

00:17:13 Daniel Diez

And so I will be very happy to go back to customers who want to work with agility because we have, you know, the technology that we’ve chosen to use, but the logistics don’t work.

00:17:24 Daniel Diez

This will open up the ability to work with a great number of customers who we’ve had to say, wait for the next generation robot.

00:17:30 John Koetsier

Yeah.

00:17:31 John Koetsier

So talk a little bit about how

00:17:34 John Koetsier

becoming a public company changes what you do.

00:17:38 John Koetsier

On the one hand, you want to stay totally focused.

00:17:40 John Koetsier

On the other hand, there’s more information that’s going to be available and there’s going to be reporting requirements and everything like that.

00:17:45 John Koetsier

That’s going to be super interesting.

00:17:46 John Koetsier

It’s going to be one of the first, if not the first, canary in the coal mine for a humanoid robotics company that is reporting regularly on financials and other things like that.

00:17:58 John Koetsier

And analyst sessions and questions and all that stuff, there’s going to be a lot of scrutiny here.

00:18:03 John Koetsier

How’s that change what you do?

00:18:04 Daniel Diez

I don’t think it changes very much anything at Agility.

00:18:07 Daniel Diez

We have been singularly focused on delivering robots that will build a business for us.

00:18:13 Daniel Diez

And so it’s why you see us operating perhaps very differently than some of the folks in this field, right?

00:18:20 Daniel Diez

You don’t see us pumping out marketing videos and demo videos.

00:18:23 Daniel Diez

If it’s not going to

00:18:26 Daniel Diez

If the skill itself or the capability itself is not gonna lead to a revenue generating activity, it’s either important for us for R&D or it’s important for us for commercialization.

00:18:36 Daniel Diez

That doesn’t change as a public company.

00:18:38 Daniel Diez

I think we have to double down on that approach because we’re here building a strong financial foundation and you do that by delivering robots that can do work and that work you can get paid for.

00:18:47 Daniel Diez

And so in that respect, nothing changes.

00:18:50 Daniel Diez

I think what does change is what you just said, you’re now gonna see metrics

00:18:55 Daniel Diez

published about this company and what it takes to deploy robots and what those customers look like.

00:19:01 Daniel Diez

And I think that’s a really good bar to set.

00:19:03 Daniel Diez

And it was one of the reasons we wanted to move first.

00:19:06 Daniel Diez

This is what a humanoid robotics company looks like that is beginning to deploy commercially across a number of customers, across a number of verticals that is generating revenue from it and is focused on delivering ROI.

00:19:19 Daniel Diez

And I think that is a good metric to set for the industry.

00:19:23 John Koetsier

I couldn’t be more fascinated to see how it’s going to play out, honestly, because you have startups.

00:19:29 John Koetsier

Most of the companies in the space are still startups.

00:19:31 John Koetsier

You may even consider yourself still a startup.

00:19:33 John Koetsier

I’m not entirely sure, but you have startups that are raising billions of dollars at eye-popping valuations.

00:19:39 John Koetsier

Maybe that’s 20, 40, 60 billion dollars or more, and they’re doing it on

00:19:48 John Koetsier

Marketing videos, yeah.

00:19:49 John Koetsier

There’s some obviously demo deployments and there’s some robots that are in a gig or a job or something like that, but it’s all pretty nebulous at this point.

00:20:03 John Koetsier

And now we’re going to see something different.

00:20:06 John Koetsier

That’s kind of interesting as a company that has specifically chosen not to go that route.

00:20:12 John Koetsier

It may have a knock-on effect on valuations elsewhere.

00:20:15 Daniel Diez

I mean, we’re very comfortable with the valuation that was set.

00:20:18 Daniel Diez

We think it’s realistic.

00:20:19 Daniel Diez

We think it leaves room for growth and for investors to come on the journey with us in ways that they might not find available to them in other places.

00:20:27 Daniel Diez

And so I think we’re- We won’t mention Tesla.

00:20:30 John Koetsier

We won’t mention- I’m not mentioning anyone.

00:20:34 Daniel Diez

We’ve got great advisors.

00:20:35 Daniel Diez

We’re working with Churchill, who’s been an incredible sponsor for us.

00:20:39 Daniel Diez

Citibank has been working with us, of course, and so we’re very comfortable.

00:20:44 Daniel Diez

We’ve been vetted

00:20:45 Daniel Diez

To the nth degree, I think what we’re doing is the prudent pragmatic sort of path.

00:20:51 Daniel Diez

And we’re very happy with the results so far.

00:20:54 John Koetsier

Cool.

00:20:55 John Koetsier

As you move forward to V5 cooperative work, robots and humans and more evolved AI stack, are you still staying with your three layer stack of cognition and skills and controls?

00:21:08 Daniel Diez

Yes.

00:21:09 Daniel Diez

We are, and I will defer any questions to the deeper tech to Jonathan Hurst or Pras Velikapudi, our CTO.

00:21:15 Daniel Diez

I don’t want to get myself in trouble here.

00:21:19 John Koetsier

I understand.

00:21:20 John Koetsier

Absolutely.

00:21:21 John Koetsier

Well, it’s very cool to see what you guys have done, where you’re going.

00:21:25 John Koetsier

I don’t even know what you can prognosticate about in terms of the future as you’re in this public phase now, but maybe tease us a little bit.

00:21:35 John Koetsier

What do you envision for deployments over the course of the next 18 months?

00:21:39 Daniel Diez

I think you’ll see more and more deployments from Agility.

00:21:42 Daniel Diez

We have a number of customers who we’ve signed who we haven’t spoken about yet.

00:21:46 Daniel Diez

And so you’ll see more of that work coming to light in the next 18 months.

00:21:51 Daniel Diez

You’ll see more customer announcements.

00:21:52 Daniel Diez

And of course, we’ll be showing off the industrial design and some of the new features of the V5 robot ahead of that launch.

00:22:00 Daniel Diez

And so you have a lot to look forward to from Agility.

00:22:04 John Koetsier

Excellent.

00:22:04 John Koetsier

And what’s the timing of the V5 launch so far?

00:22:08 Daniel Diez

We peg it at the end of 2026.

00:22:11 Daniel Diez

It’ll be December of this year.

00:22:13 Daniel Diez

You’ll probably see images before that as we start to prepare the market for what this robot’s going to look like and what its capabilities will be.

00:22:20 John Koetsier

Excellent.

00:22:21 John Koetsier

Thank you so much for this time.

00:22:23 Daniel Diez

Thank you.

00:22:23 Daniel Diez

Great to speak with you, John.